Filed Pursuant to Rule 424(b)(3)

File No. 333-274313

AXXES PRIVATE MARKETS FUND

Supplement dated March 14, 2025

to the Prospectus dated September 16, 2024

This supplement updates certain information contained in the Fund’s Prospectus dated September 16, 2024. You may obtain a copy of the Fund’s Prospectus free of charge, upon request, by calling 1-(877) 462-9937, accessing the Fund’s website at axxesfundsolutions.com, or by writing to the Fund at c/o Axxes Advisors LLC, 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134.

Terms used and not otherwise defined in this supplement shall have the same meanings as set forth in the Fund’s Prospectus.

The purpose of this supplement is to announce that the Fund has opted to extend the Escrow Expiration Date for an additional six months, from March 16, 2025 to September 16, 2025. As such, the Prospectus is revised as follows:

The section “PROSPECTUS SUMMARY – MINIMUM OFFERING REQUIREMENT” is replaced in its entirety with the following:

The Fund will not sell any Shares unless the Fund raises net offering proceeds of at least $25,000,000 (the “Minimum Offering Requirement”). Pending satisfaction of the Minimum Offering Requirement, all subscription payments will be placed in an interest-bearing account held by UMB Bank, N.A., acting as the escrow agent, in trust for the subscribers’ benefit, pending release to the Fund. While an investor cannot revoke its subscription prior to the Fund’s meeting the Minimum Offering Requirement, subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part. Some or all of the Minimum Offering Requirement may be met by subscriptions made by the Advisor, its employees or its affiliates, all of which would have an interest in the completion of the offering. There is no assurance when or if the Minimum Offering Requirement will be satisfied. If the Minimum Offering Requirement is not satisfied by September 16, 2025 (the “Escrow Expiration Date”), the Fund will promptly return all funds in the escrow account. The Fund will not deduct any fees or expenses if the Fund returns funds from the escrow account, and the Advisor will not earn fees prior to the satisfaction of the Minimum Offering Requirement. See “Plan of Distribution.”

The second paragraph in the section “PLAN OF DISTRIBUTION” is replaced in its entirety with the following:

The Fund will not sell any Shares unless the Fund satisfies the Minimum Offering Requirement (i.e., raises net offering proceeds of at least $25,000,000). Pending satisfaction of the Minimum Offering Requirement, all subscription payments will be placed in an interest-bearing account held by UMB Bank, N.A., acting as the escrow agent, in trust for the subscribers’ benefit, pending release to the Fund. While an investor cannot revoke its subscription prior to the Fund’s meeting the Minimum Offering Requirement, subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part. Some or all of the Minimum Offering Requirement may be met by subscriptions made by the Advisor, its employees or its affiliates, all of which would have an interest in the completion of the offering. There is no assurance when or if the Minimum Offering Requirement will be satisfied. If the Minimum Offering Requirement is not satisfied by the Escrow Expiration Date, the Fund will promptly return all funds in the escrow account. The Fund will not deduct any fees or expenses if the Fund returns funds from the escrow account, and the Advisor will not earn fees prior to the satisfaction of the Minimum Offering Requirement. The Board approved the establishment of the Minimum Offering Requirement at a meeting held on August 19, 2024. As approved on August 19, 2024, the Escrow Expiration Date was March 16, 2025, with an option to extend for an additional six months. At a meeting held on February 26, 2025, the Board approved the extension of the Escrow Expiration Date to September 16, 2025.

Please retain this supplement for future reference.

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